UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nabi Biopharmaceuticals

File No. 000-04829 - CF#24498

Nabi Biopharmaceuticals submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the PREM-14A filed on December 7, 2009, as amended on February 3, 2010.

Based on representations by **Nabi Biopharmaceuticals** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Annex A	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel